

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 5 to Form S-1**
> **Filed February 10, 2014**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your revised disclosure in response to comment 1 from our letter dated December 13, 2013. Please add to your disclosure throughout the prospectus that the selling shareholders will offer their shares at a price of $2.00 per share <u>for the duration of the offering</u>.

Recent Developments, page 7

2. We note that you compared your estimated revenues for the quarter ended December 31, 2013 to the quarter ended December 31, 2012. To provide balance, please also compare the other operating metrics for the quarter ended December 31, 2013 to the quarter ended December 31, 2012.

The Series A preferred stock designated by the board of directors has substantial rights and preferences that are senior to and above the common stock of the Company, page 15

The Series A preferred stock is designed to give voting control over the Company to its officers and directors, page 15

3. We note your revised disclosure in response to comment 2 from our letter dated December 13, 2013. In particular, you disclose in the new risk factor on page 15 that the Series A preferred stock is designed to give the company's officers and directors voting control. You also disclose in the prior risk factor on page 15 that you intend to issue the Series A preferred stock to your current officers and directors "promptly following the effectiveness of the instant registration statement (i.e. within 90 days)." Please add disclosure throughout the prospectus to account for the planned issuance of the Series A preferred stock to your officers and directors, including within the Prospectus Summary, Security Ownership of Certain Beneficial Owners and Management and Description of Securities. Disclose the purpose and effect of the issuance of the Series A preferred stock, including how many shares you intend to issue to each person and the resulting voting control. Also discuss why you plan to issue the shares when your officers and directors will already beneficially own 77% of the company's common stock after the offering assuming all the shares are sold.

Executive Compensation, page 40

4. Please update your executive compensation disclosure to reflect your last two completed fiscal years. Please refer to Item 402(n)(1) of Regulation S-K.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor at (202) 551-3415 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.
        Cassidy & Associates